CHINESE MANUFACTURERS ONLINE, CORP.
115 Route 46 West, Suite B-12
Mountain Lakes, New Jersey 07046

Joshua Thomas, Staff Accountant
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

January 4, 2008

Re:  Chinese Manufacturers Online Corp.
                        Item 4.01 Form 8-K Amendment No. 1
                        Filed 12/21/07
                        File No.  000-51884

Dear Mr. Thomas:

We are in receipt of your comment letter dated December 27, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

1.
Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accountingprinciples and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.  Please note that report modificationswould include the disclosure of uncertainty regarding the ability to continue as agoing concern in the auditor’s report.

The 8-K has been amended to disclose whether the former auditor’s report for the past two years has contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

Very truly yours,

Chinese Manufacturers Online, Corp.

By: /s/Gouyou Lin
     Gouyou Lin
       President and Chief Executive Officer